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                            January 25, 2024

       Holly A. Aglio
       Chief Financial Officer
       Marchex, Inc.
       1200 5th Ave, Suite 1300
       Seattle, WA 98101

                                                        Re: Marchex, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Amendment No.1 to
Form 10-Q for Fiscal Quarter Ended March 31, 2023
                                                            Amendment No.1 to
Form 10-Q for Fiscal Quarter Ended June 30, 2023
                                                            File No. 000-50658

       Dear Holly A. Aglio:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No.1 to Form 10-Q for Fiscal Quarter Ended March 31, 2023

       Exhibit 31.1

   1. We note you did not include the certification pursuant to Securities Exchange Act of 1934
                                                        Rule 13a-14(a) and
15d-14(a) (Section 302 certification) signed by your principal financial officer for
this amendment and the amended Form 10-Q for the fiscal period ended June 30, 2023.
Please file a full amendment of your March 31, 2023 and June 30,
                                                        2023 Form 10-Qs that
provide all required certifications (i.e., both Section 302 and
                                                        Section 906) each
signed by your principal executive officer and principal financial officer.
       Amendment No.1 to Form 10-Q for Fiscal Quarter Ended June 30, 2023

       General

   2. We note you did not include the certification pursuant to Securities Exchange Act of
 Holly A. Aglio
Marchex, Inc.
January 25, 2024
Page 2
         1934 Rule 13a-14(b) and Rule 15d-14(b)(Section 906 certification) signed by each of your principal executive officer and principal financial officer for this amendment. Please file a full amendment of your June 30, 2023 Form 10-Q that provides all required certifications
         (i.e., both Section 302 and Section 906) each signed by your principal executive officer and principal financial officer.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameHolly A. Aglio                               Sincerely,
Comapany NameMarchex, Inc.
                                                               Division of
Corporation Finance
January 25, 2024 Page 2                                        Office of Trade
& Services
FirstName LastName